FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

2.	Nomura Announces Senior Management Lineup

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 30, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Pretax income from three core businesses substantially higher QoQ

•	International business profitable for third straight quarter

•	Total Retail sales up QoQ driven by stronger sales of investment trusts and stocks

•	AuM in Asset Management surpassed Y55trn for the first time ever

•	Wholesale revenues higher in all business lines, most notably Fixed Income

Tokyo, January 30, 2020—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2020.

Net revenue for the third quarter was 335.0 billion yen (US$3.1 billion)1, down 13 percent quarter on quarter and up 29 percent year on year. Income before income taxes was 69.7 billion yen (US$641 million). Net income attributable to Nomura Holdings shareholders was 57.1 billion yen (US$525 million). Diluted net income attributable to Nomura Holdings shareholders per share was 17.63 yen.

For the nine months to December, Nomura reported net revenue of 1,050.4 billion yen (US$9.7 billion), up 29 percent from the same period last year. Income before income taxes was 273.0 billion yen (US$2.5 billion), and net income attributable to Nomura Holdings shareholders was 251.5 billion yen (US$2.3 billion). Diluted net income attributable to Nomura Holdings shareholders per share was 75.65 yen.

“The easing of trade friction between the US and China and progress towards Brexit led to increased client activity this quarter. Compared to the previous quarter, we reported substantially higher pretax income from our three core businesses underpinned by solid Wholesale and Retail performance. Our international business was profitable for the third straight quarter due to our successful initiatives to realign our business portfolio and lower our cost base,” said Nomura President and Group CEO Koji Nagai.

“In Retail, sales of investment trusts and stocks drove growth in total sales amid favorable market conditions. In addition, our efforts last quarter to reassign sales staff and integrate branch offices have positively impacted our business across all client types. Asset Management booked its fourteenth consecutive quarter of inflows and this combined with market factors to push assets under management past 55 trillion yen for the first time ever. Wholesale pretax income was at its highest level in seven quarters, benefiting from stronger revenues in all business lines, most notably Fixed Income, and our continued efforts to control costs.

“We will swiftly work to strengthen our internal control framework and enhance our corporate value in order to build a robust operating platform capable of delivering consistent growth under any environment.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 108.67 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2019/20 Q3	QoQ		YoY
Net revenue	90.0	+17%		+4%
Income before income taxes	17.6	3.4	x	+26%

Retail reported net revenue of 90.0 billion yen, up 17 percent quarter on quarter and 4 percent year on year. Income before income taxes increased 3.4 times from the previous quarter and 26 percent year on year to 17.6 billion yen.

This result reflected growth in total sales driven by stronger sales of all products, notably investment trusts and stocks, as favorable market conditions led to an improvement in investor sentiment.

Asset Management

(billions of yen)	FY2019/20 Q3	QoQ	YoY
Net revenue	25.4	-1%	+57%
Income before income taxes	9.3	-7%	16.6	x

Asset Management net revenue was 25.4 billion yen, down 1 percent compared to last quarter but up 57 percent over the same period last year. Income before income taxes decreased 7 percent quarter on quarter and increased 16.6 times year on year to 9.3 billion yen.

Assets under Management climbed past 55 trillion yen for the first time ever supported by the fourteenth straight quarter of inflows and market factors.

Wholesale

(billions of yen)	FY2019/20 Q3	QoQ	YoY
Net revenue	186.5	+19%	+45%
Income before income taxes	43.2	+128%	—

Wholesale booked net revenue of 186.5 billion yen, increasing 19 percent quarter on quarter and 45 percent year on year. Income before income taxes grew 128 percent quarter on quarter to 43.2 billion yen.

2

In Global Markets, Fixed Income revenues increased significantly amid its strongest quarter in three years driven by robust performance in the Americas and EMEA, while contributions from the Americas underpinned higher Equities revenues compared to last quarter.

Investment Banking revenues increased quarter on quarter primarily due to an improvement in Leveraged Finance.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura had total assets of 46.2 trillion yen and shareholders’ equity of 2.7 trillion yen. Nomura’s Tier 1 capital ratio was 19.0 percent and CET1 capital ratio was 17.9 percent under Basel III. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2020 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Announces Senior Management Lineup

Tokyo, January 30, 2020—Nomura Holdings, Inc. today announced a new senior management lineup effective April 1, 2020. The list of senior managing directors and their respective responsibilities from April 1 is as shown below.

Name	Responsibilities
Kentaro Okuda	Representative Executive Officer, President and Group CEO
Toshio Morita	Representative Executive Officer, and President of Nomura Securities Co., Ltd.
Satoshi Arai	Head of Retail
Junko Nakagawa	Head of Asset Management
Steven Ashley	Head of Wholesale (based in London)
Masahiko Maekawa	Head of Merchant Banking
Toshiyasu Iiyama	Head of China Committee
Tomoyuki Teraguchi	Chief Compliance Officer, and Chief of Staff
Takumi Kitamura	Chief Financial Officer
Toru Otsuka	Chief Strategy Officer
Jonathan Lewis	Chief Administrative Officer
Sotaro Kato	Chief Risk Officer (based in New York)

Key appointments

Nomura today also announced the following management appointments.

Name	Current Responsibilities	New Responsibilities
Toshio Morita	Executive Officer, and Group Co-COO	Representative Executive Officer
Tomoyuki Teraguchi	Executive Officer, and Chief Compliance Officer	Executive Officer, Chief Compliance Officer, and Chief of Staff
Sotaro Kato	Senior Managing Director, and Co- Chief Risk Officer (based in New York)	Executive Officer, and Chief Risk Officer (based in New York)

The biography of Toshio Morita, newly appointed Representative Executive Officer, is as follows.

Date	Education/Qualification
Mar. 1985	BA in Commerce from Doshisya University (Japan)

Date	Business Experience
Apr. 1985	Joined the Company
Jul. 2001	Managing Director, Ikebukuro Branch
Jul. 2004	Managing Director, Okayama Branch
Apr. 2006	Managing Director, Fukuoka Branch
Apr. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
Oct. 2008	Corporate executive officer of Nomura Securities Co., Ltd.
Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2011	Senior Corporate Managing Director of the Company
Apr. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Aug. 2012	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2015	Senior Managing Director of the Company Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2016	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.
Apr. 2017	Senior Managing Director of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
Apr. 2018	Executive Officer, and Group Co-COO of the Company (current)
Apr. 2019	Representative Director and President of Nomura Securities Co., Ltd. (current)

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/